As filed with the Securities and Exchange Commission on December 19, 2002

Registration No. 333-88640

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO

REGISTRATION STATEMENT

FORM F-6

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts for Ordinary Shares, Par Value NLG .05 (€ .02) each of

VERSATEL TELECOM INTERNATIONAL N.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

THE NETHERLANDS

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22nd Floor West

New York, New York 10286

(212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[  ] on (Date) and (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share evidencing Ordinary Shares, par value NLG .05 (€.02) each, of Versatel Telecom International N.V.	0 American Depositary Shares	$5.00	$0	$0

(1)

For  the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

203472_1.DOC

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

203472_1.DOC

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 16, 17 and 19

the deposited securities

(iii)

The collection and distribution of

Articles number 5, 13, 14,

dividends

16 and 19

(iv)

The transmission of notices, reports

Articles number 12, 16, 17, 18

and proxy soliciting material

and 19

(v)

The sale or exercise of rights

Articles number 14, 16

and 19

(vi)

The deposit or sale of securities

Articles number 13, 14, 15,

resulting from dividends, splits

16, 18 and 19

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 22 and 23

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 12

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

9, 15 and 24

(x)

Limitation upon the liability

Articles number 15, 19, 20 and 23

of the depositary

3.

Fees and Charges

Articles number 8 and 9

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Amended and Restated Deposit Agreement dated as of ___________, 2002, among Versatel Telecom International N.V., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

- # -

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on  December 19, 2002.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value NLG .05 (€.02) each, of Versatel Telecom International N.V.

By:  The Bank of New York,

As Depositary

By: /s/ Michael F. Finck

       Michael F. Finck

       Managing Director

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Pursuant to the requirements of the Securities Act of 1933, Versatel Telecom International N.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Amsterdam, The Netherlands, on December 19, 2002.

VERSATEL TELECOM INTERNATIONAL N.V.

By:

/s/ Raj M. Raithatha

Name:  Raj M. Raithatha

Title:    Managing Director and

Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of December 19, 2002.

/s/ Raj M. Raithatha

Managing Director (principal executive officer)

Raj M. Raithatha

/s/ Mark R. Lazar

Chief Financial Officer (principal accounting and

Mark R. Lazar

financial officer)

____________________________

Supervisory Director

Jan IJ. Van Duyn

____________________________

Supervisory Director

Leo W.A.M. van Doorne

/s/ Joop G. Drechsel

Supervisory Director

Joop G. Drechsel

/s/ Sander van Brummelen

Supervisory Director

Sander van Brummelen

____________________________

Supervisory Director

Frédéric G. Gastaldo

/s/ Nathaniel J. Meyohas

Supervisory Director

Nathaniel J. Meyohas

/s/ H.S. Jörg Mohaupt

Supervisory Director

H.S. Jörg Mohaupt

PUGLISI & ASSOCIATES

Authorized representative in the United States

By:  /s/ Donald J. Puglisi

       Donald J. Puglisi

       Managing Director

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification pursuant to Rule 466.

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